Contact

www.linkedin.com/in/brentlwilliams (LinkedIn)

www.blwconsulting.com (Other)

Top Skills

Financial Forecasting

Strategy

Start-ups

Brent Williams

Executive/Advisor/Strategist

Los Angeles Metropolitan Area

Summary

Global executive leader with 20+ years of expertise within the consumer goods sector. My experience includes senior leadership roles developing and integrating business operations, M&A, infrastructure, technology, and the scaling of revenues across North America, Europe, Asia, and Oceanic. Additionally, I've led the vision, financial models, and the road-map for blue chip companies, mid-cap companies and start ups to achieve, scale, and sustain company goals and objectives.

Core focuses are strategic growth & partnership relations, acquisitions, team building, supply chain, finance & analytics, revenue channel expansion, and general operations.

Specialties: Financial management; FP&A, metrics analysis; strategic development; cash management; global logistics & distribution; inventory management; fast growth; identifying inefficiencies and streamlining operations; identifying and managing strategic partnerships; IT strategy and planning; people development and mentor-ship.

Experience

HapTech Holdings, Inc.

Co-Founder & CEO

February 2022 - Present (2 years 4 months)

Los Angeles, CA

HapTech Holdings, Inc. is a technology company that sells and licenses multi-patented Bluetooth enabled haptic products. The result is one of full immersion for the user in sound and vibration. By adding a tactile sensory experience to sound and sight, enhancing music/movies/gaming and experiences and more, it also allows for a deep flow state and increased mindfulness leading to a multitude of proven health and wellness benefits as well. This led the company to redirect its focus to both the health & wellness field in addition to the entertainment aspect, proving out several mental and physical wellness application's with the technology.

StartAgain Associates, Inc.
Advisor/CFO (fractional)
September 2021 - Present (2 years 9 months)
Los Angeles Metropolitan Area

Financial advisor and consultant for the medical, health, and wellness company that focuses on training, curriculum, and technology dedicated to providing resources to improve health treatments, in addition to private practice settings and corporate wellness programs. This includes the MET(T)A Protocol, online and live training, and development of software for a wearable technology company to assist in applications in all phases of EMDR therapy, as well as other health related applications. In addition to finance responsibilities, a major initiative has been to augment the purchase and partnership of a technology company that plays a critical role to the companies services and evolution of treatment.

DropLabs
VP of Business Operations
July 2019 - November 2021 (2 years 5 months)
Los Angeles, California, United States

Led global initiatives for the DTC, online driven company in supply chain and distribution, CX, marketing, expansion of revenue channels both on and offline, company FP&A, and general day to day business operations to drive company objectives and strategies.

ZOZO USA
VP of Operations & CFO for North America/APAC
August 2017 - July 2019 (2 years)
Greater Los Angeles Area

Headed operations for the Americas and APAC regions for the publicly traded online retailer, headquartered in Japan. Our parent company is one of the largest online retailers in Japan, and is currently expanding on a very global level with the idea of making a 'size free world'. My role was specifically to lead all operations within my regions in the capacity of: distribution & logistics, CX, inventory management, finance, analytics, legal, HR, system integrations, and general growth strategies.

90266 Holdings, Inc.

Partner - Financial/Operational Consultant
December 2008 - September 2017 (8 years 10 months)
Manhattan Beach, CA

90266 Holdings is a Management and Incubator firm specializing in the
financial and operational leadership for small to medium sized businesses,
as well as assisting start up's with business plans, strategy, and funding
support. Core clients consisted of online retailers, apparel retailers, various
start-ups and most recently businesses with a focus within the sustainable
goods markets. Specific focuses were on financial planning and analysis, cash
management, BI & metrics analysis, operating inefficiencies, distribution, and
strategic growth planning.

Groceries Apparel
CFO/COO
November 2014 - August 2016 (1 year 10 months)
Vernon, CA

Led finance and operations for both the branded and private label divisions,
as well as the in house manufacturing facility. Main objectives were to
provide operational and financial leadership and strategic development
for the company. Responsibilities included financial management, FP&A,
inventory controls & projections, cash management, direct shipment flow
and allocations, determine manufacturing priorities, and to help manage key
relations across all facets of the business.

EVER, LLC
Chief Financial Officer
January 2009 - November 2010 (1 year 11 months)
Greater Los Angeles Area

Headed all finance and operations for the contemporary wholesale/retail
brand providing financial leadership for growth and strategic development.
Was responsible for all accounting functions, financial planning and
analysis, inventory controls, distribution, customer service, allocations,
investor relations, cash management, and operations (wholesale, retail and
ecommerce).

KP Fashion Company
Director of E-Commerce
February 2008 - December 2008 (11 months)

Managed the development, growth and all operations of the online business
unit for Kira Plastinina, as well as directed all online marketing objectives for
the launch of the retail brand.

Liz Claiborne (C&C California Brand)
E-Commerce Manager
March 2007 - February 2008 (1 year)
Greater Los Angeles Area

Managed the growth and sales strategy for the Online Business at C&C California, a division of Liz Claiborne.

Lucky Brand
Sr. Finance Manager
September 2004 - March 2007 (2 years 7 months)
Greater Los Angeles Area

Managed the Financial Operations for two divisions, (Lucky Brand Jeans and C&C California) within Liz Claiborne, which included month end close, budgeting and general FP&A.

Garan Inc.
Division Controller
June 2003 - September 2004 (1 year 4 months)
Responsible for all financial and cost analysis.

———

Education

Suffolk University
BSBA -- Finance